Mail Stop 3561

June 26, 2009

James C. Yardley
President and Chief Executive Officer
El Paso Pipeline GP Company, L.L.C.
El Paso Building
1001 Louisiana Street
Houston, Texas 77002

> **Re:** **El Paso Pipeline Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-33825**

Dear Mr. Yardley:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of …, page 29</u>

<u>Results of Operations, page 33</u>

1.	Please refer to your narrative analysis of results of operations beginning at the top of page 34. Please ensure that this discussion of the results of operations in future filings covers the three year period covered by the financial statements and uses year to year comparisons. For example, your discussion of Operational Gas and Revaluations appears to explain how 2008 differed from 2007, but does not appear to address how 2007 differed from 2006. Similarly, your discussion of Operating and General and Administrative Expenses appears to explain how 2008 differed from 2007, but does not appear to address how 2007 differed from 2006. We remind you that one of the primary objectives of management's discussion and analysis is to provide enough context around your results and enough insight into the underlying factors that drove your results that investors can ascertain the likelihood that past performance is indicative of future performance.

2.	We note your discussion of EBIT at the top of page 33 and have the following comments:

•	Based on your disclosures, you appear to define "earnings" for purposes of calculating EBIT as income from continuing operations. Please note that EBIT is defined in our Release No. 33-8176 and in Question 14 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, and that "earnings" is intended to mean net income. If you wish to calculate your non-GAAP measure differently than described in our adopting release, you should revise its title to clearly identify the earnings measure being used. Please advise.

•	We read that you believe this measure is useful to investors because it allows them to evaluate your operating performance using the same measure analyzed internally by you and El Paso management. In future filings, please expand your disclosure to explain in better detail the purposes for which management uses this measure to evaluate your operating performance. For example, if this measure is used to determine employees' bonuses or other compensation, you should disclose that. As another example, if you use this measure solely for informational purposes when comparing yourself to your competitors, you should disclose that. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Distributable Cash Flow, page 35

3.   We note your inclusion of the non-GAAP financial measure, Distributable Cash Flow, and have the following comments:

- Please clarify for us if this non-GAAP financial measure is a performance measure, a liquidity measure, or both.

- To help us better understand why you present Distributable Cash Flow, please tell us and disclose if your partnership agreement specifies how to calculate the cash available for distribution to your partners, and if so, whether this measure is the same as the calculation specified in your partnership agreement. If your Distributable Cash Flow measure is not specified in your partnership agreement, please explain to us why this particular calculation of cash available for distributions would be meaningful or why you would present this measure rather than a measure specified in your partnership agreement. Also explain to us, and revise your disclosure to clarify, why this calculation differs from the actual cash distributed to your partners.

- If Distributable Cash Flow is a performance measure, please clarify for us how management uses it to measure performance, as the disclosure in your second paragraph is overly broad. Also tell us how you determined that your current disclosures fully comply with the disclosures indicated by Question 8 from our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ), available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

- If Distributable Cash Flow is a liquidity measure, please clarify for us why you have not reconciled it to cash flow from operations and how you considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K that prohibits excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures. Also refer to Question 12 from our Non-GAAP FAQ.

- Additionally, tell us why your discussion of Distributable Cash Flow refers to Adjusted EBITDA and presents subtotals for both EBIT and Adjusted EBITDA within your reconciliation of Distributable Cash Flow to Net Income. Please note that EBIT and Adjusted EBITDA are non-GAAP measures that also are subject to the guidance in Item 10 of Regulation S-K and our Non-GAAP FAQ, and tell us how your current presentation of these measures fully complies with this guidance.

- If you plan to revise your non-GAAP disclosures in response to the above bullet points, please show us what your revised disclosures will look like.

Critical Accounting Policies and Estimates, page 40

4.   We read that the only accounting policy you have identified as critical is accounting for your regulated operations under the provisions of SFAS No. 71. Please explain to us in more detail how you determined that none of your other accounting policies were critical, especially considering that your property, plant, and equipment and investments in unconsolidated affiliates comprise 95% of your total assets and an impairment in those assets could have a material impact on your financial statements. If you believe that impairment of these assets is not likely because the assets relate to regulated operations and your regulated rates are intended to recover all of your costs plus a reasonable rate of return, please explain this to us.

Financial Statements of El Paso Pipeline Partners, LP

Consolidated Balance Sheets, page 47

5.   Please tell us how you considered the guidance in SAB Topic 4F to present both the number of equity units authorized and outstanding for each ownership class. Either confirm to us that you will present this information in future filings, or tell us why you do not believe you need to disclose the number of units authorized.

Consolidated Statements of Partners' Capital, page 49

6.   Please explain to us how you determined the amounts allocated to the limited and general partners in 2007. For example, we note that the total amount of net income allocated before and after your conversion to a partnership is $66.7 million, comprised of $56.8 million before November 20, 2007 and $9.9 million after November 20, 2007. However, the total amount of net income for 2007 on the Consolidated Statement of Income was $65.6 million.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies, page 50

7.   We read under the heading "Regulated Operations" at the top of page 51 that your interstate natural gas pipelines and storage operations are regulated by the FERC. Please explain to us how you considered disclosing either here or elsewhere in your footnotes a breakout of your regulatory assets and liabilities. We also note that you have identified accounting for cost-based regulation as your critical accounting policy and so it appears

to us that your regulatory assets and liabilities may be material and important to your investors.

8.   If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, consider disclosing the nature and amount of each asset and its remaining recovery period. We believe the best practice regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. For regulatory assets that are not currently being recovered, explain supplementally why you believe they are probable of recovery in the future. Refer to the requirements of paragraph 20 of SFAS 71.

9.   We note your disclosures under the heading "Partners' Capital" on page 53. Please tell us how you considered the disclosure requirements of paragraph 4 of SFAS 129. In this regard, you appear to discuss the subordinated units within Note 3, but you do not appear to have provided a similar discussion of the common units and the general partner units.

Note 4. Long-Term Financing Obligations, page 57

10.   We note that your debt is a material obligation for your company. We also note your discussion of your debt covenants related to your $750 million credit facility, $175 million of senior unsecured notes and $10 million note payable to El Paso Corporation. We have the following comments:

- Please consider providing an affirmative statement to your readers, if true, that you were in compliance with all such covenants at the date of your balance sheet.

- Please consider quantifying your consolidated leverage ratio and your interest coverage ratio as of the most recent year end to provide your investors with better insight into the likelihood of any defaults on these debt covenants. Similarly, you should also consider quantifying your highest consolidated leverage ratio and lowest interest coverage ratio during the period, as we believe this provides your investors with better context within which to analyze your liquidity.

- Furthermore, to the extent that there is uncertainty about your ability to continue to comply with such covenants, such as if you are currently very close to exceeding a covenant measure and you do not expect this situation to improve in the near future, you should provide your readers with insight into this risk and uncertainty either here or in your MD&A discussion of liquidity.

Note 8. Investments in Unconsolidated Affiliates and Transactions with Affiliates, page 60

11.   Please explain to us the difference between the amount shown on page 60 as the investment in CIG at December 31, 2008 of $322.1 million and your proportionate share

of net assets of CIG at December 31, 2008 of $313.2 million shown on page 61. We note that these amounts agree for CIG as of December 31, 2007 and for SNG as of December 31, 2008 and December 31, 2007.

Controls and Procedures, page 63

Evaluation of Disclosure Controls and Procedures, page 63

12.   We note that your evaluation "as to the effectiveness, design and operation of [your] disclosure controls and procedures … considered the various processes carried out under the direction of El Paso's disclosure committee in an effort to ensure that information required to be disclosed [in your SEC reports] is accurate, complete and timely." Please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Certain Relationships and Related Party Transactions, and Director Independence, page 74

General

13.   Please disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or tell us why it is not appropriate to do so.

Financial Statements of Colorado Interstate Gas Company and Southern Natural Gas Company

Report of Independent Registered Public Accounting Firm, page 83 and page 103

14.   We note the reference in the audit opinion for both Colorado Interstate Gas Company and Southern Natural Gas Company to a financial statement schedule listed in the Index at Item 15(a). Please clarify for us to what schedule you are referring and whether it is included in this annual report on Form 10-K or not. If necessary, please revise future filings to ensure that these audit opinions do not refer to schedules that do not appear in your Form 10-K.

Note 1. Summary of Significant Accounting Policies, page 88 and page 109

15.   We read that Colorado Interstate Gas Company primarily generates its revenues from natural gas transportation, storage and processing services and Southern Natural Gas

Company primarily generates its revenues from natural gas transportation and storage services. Please tell us whether the rates charged for these storage and processing services are market rates or whether the rates are set by the FERC at a level intended to recover your costs plus a reasonable rate of return. If any of these companies' property, plant and equipment is used in operations that charge market rates, these assets would appear to be subject to significantly different risks of impairment than assets used in regulated operations in which the rates were set by the FERC and calculated to recover your costs, and we believe such assets, the related accumulated depreciation and the related useful lives should be presented separately in your footnotes to provide valuable information to your readers.

Exhibit 99 – Consolidated Balance Sheet of El Paso Pipeline GP Company, LLC

16.   Where applicable, please apply our above comments concerning the financial statements of El Paso Pipeline Partners, LP to the consolidated balance sheet and related footnotes of El Paso Pipeline GP Company, LLC.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director